

Mail Stop 3561

July 12, 2016

Joseph J. DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

      Re: HD Supply Holdings, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2016
              Filed March 18, 2016
              File No. 1-35979

Dear Mr. DeAngelo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Branch Chief
           Office of Consumer Products